UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

DOCUMENT SECURITY SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

25614T200
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Alset International Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614T200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
22,191,755(1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
22,191,755(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,191,755(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) The beneficial ownership of Heng Fai Ambrose Chan includes 22,191,755 shares of common stock, consisting of (a) 1,614,552 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Chan; (b) 688,941 shares of common stock held by Heng Fai Chan directly; (c) 16,667 shares of common stock held by BMI Capital Partners International Limited; (d) 7,716,004 shares of common stock held by Global Biomedical Pte. Ltd.; and (e) 12,155,591 shares of common stock held by Alset EHome International Inc.

(2) Based on 79,745,886 shares of the common stock of the Issuer outstanding.

CUSIP No. 25614T200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alset EHome International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
19,888,262
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
19,888,262
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,888,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Based on 79,745,886 shares of the common stock of the Issuer outstanding.

12,155,591 shares of the common stock of Document Security Systems, Inc. (the “Issuer”) are held directly by Alset EHome International Inc. These shares were purchased on September 8, 2021. 7,716,004 shares of the common stock of the Issuer are held by Global Biomedical Pte. Ltd. and 16,667 shares of the common stock of the Issuer are held by BMI Capital Partners International Limited. Global Biomedical Pte. Ltd. and BMI Capital Partners International Limited are each subsidiaries of entities which are majority-owned by Alset EHome International Inc.

CUSIP No. 25614T200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Biomedical Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
7,716,004
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
7,716,004
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,716,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Based on 79,745,886 shares of the common stock of the Issuer outstanding.

This Amendment No. 13 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018, Amendment No. 3, filed on February 20, 2019, Amendment No. 4, filed on March 27, 2019, Amendment No. 5, filed on June 11, 2019, Amendment No. 6, filed on July 23, 2019, Amendment No. 7, filed on November 5, 2019, Amendment No 8, filed on March 4, 2020, Amendment No. 9 on September 1, 2020, Amendment No. 10 on October 26, 2020, Amendment No. 11 on June 3, 2021 and Amendment No. 12 on June 25, 2021, which relates to the common stock of the Issuer filed by Heng Fai Ambrose Chan.

This Amendment No. 13 is being filed to reflect that Alset EHome International, Inc. (“AEI”) has acquired 12,155,591 shares of the Issuer’s common stock.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 13 to the Schedule 13D relates is the common stock, $0.02 par value per share, of Document Security Systems, Inc., a New York Corporation (the “Issuer”). The principal offices of the Issuer are located at 6 Framark Drive, Victor, NY 14564.

Item 2. Identity and Background.

(a) In addition to the disclosures being made by Heng Fai Ambrose Chan and Global Biomedical Pte. Ltd., this Amendment No. 13 to Schedule 13D is being filed to include information regarding AEI, which has acquired 12,155,591 shares of the Issuer’s common stock.

(b) The business address of AEI is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814.

(c) AEI is a diversified holding company principally engaged through its subsidiaries in property development, financial services, digital transformation technologies, biohealth activities and consumer products

(d) During the last five years, AEI has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, AEI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AEI is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to include the following:

On September 3, 2021, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with AEI, which provided for an investment of up to $15,000,000 by AEI into the Issuer in exchange of an aggregate of 12,155,591 shares of the Issuer’s common stock, $0.02 par value per share. Subject to the terms and conditions contained in the Subscription Agreement, the shares were issued at a purchase price of $1.234 per share. This transaction closed on September 8, 2021.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None.

(d) None

(e) N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset EHome International Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2021	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

Alset EHome International Inc.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Global Biomedical Pte. Ltd.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Director